March 27, 2025

David McKinstray
Chief Financial Officer
WK Kellogg Co
One Kellogg Square
Battle Creek, Michigan 49016

       Re: WK Kellogg Co
           Form 10-K for the Fiscal Year Ended December 28, 2024
           Filed February 25, 2025
           File No. 001-41755
Dear David McKinstray:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 28, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 39

1. We note your non-GAAP adjustment for business portfolio realignment and restructuring costs. Based on disclosures on page 68, we note this adjustment includes
       accelerated depreciation expense of approximately $21 million in the current fiscal year and that additional material accelerated depreciation expenses are anticipated.
       Tell us the nature and estimated remaining useful lives of the assets for which you recorded accelerated depreciation expense and the extent to which these assets have been and will continue to be used in your operations. Please be advised that excluding accelerated depreciation expense related to assets that are in use and will continue to be used, even if over reduced useful lives, may not be appropriate or comply with
       Question 100.04 of the Compliance and Disclosure Interpretations for Non-GAAP
       Financial Measures since the assets continue to contribute to revenue generation through the end of their reduced useful lives. Please revise future filings to remove
 March 27, 2025
Page 2

       amounts related to accelerated depreciation expense from your non-GAAP adjustments or explain why you believe this adjustment is appropriate.
This comment
       is also applicable to your exclusion of accelerated depreciation expense in non-GAAP financial measures presented in your Earnings Releases filed under Form 8-K.

Consolidated Financial Statements
Note 15 - Segment Reporting, page 82

2. Please more fully explain to us how you believe you have complied with the requirements to disclose significant expenses and other segment items required by
       ASC 280-10-50-26A and 26B or explain how you intend to revise your disclosures in future filings to comply with this guidance. If you have no significant expense categories, please tell us where and how you explain the nature of the expense information the CODM uses to manage operations as required by ASC 280-10-50-
       26C or explain how you intend to revise your disclosures in future filings to comply with this guidance.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anne McConnell at 202-551-3709 or Jennifer Thompson at 202-551-
3737 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing